UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 54)

Under the Securities Exchange Act of 1934

Casual Male Retail Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25057L102
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 22, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D
CUSIP No. 25057L102

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc.                    23-2331228
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) ☐
                            (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  NA
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
___________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF     147,059(1)
SHARES        ____________________________________________________________
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY        0
EACH   ____________________________________________________________
REPORTING                    9) SOLE DISPOSITIVE POWER
PERSON     147,059(1)
WITH   ____________________________________________________________
                 10) SHARED DISPOSITIVE POWER
0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
147,059(1)
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

(1) Represents warrants to purchase an aggregate of 147,059 shares of Common Stock, all of which are immediately exercisable.

SCHEDULE 13D

CUSIP No. 25057L102

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☐
                            (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  PF
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF     5,873,038(1)
SHARES        ____________________________________________________________
BENEFICIALLY             8) SHARED VOTING POWER
OWNED BY     0
EACH   ____________________________________________________________
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON     5,873,038(1)
WITH   ____________________________________________________________
                    10) SHARED DISPOSITIVE POWER
0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,873,038(1) — See Item 5
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.76%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

(1) Includes options to purchase an aggregate of 1,690,000 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman. Also includes immediately exercisable warrants to purchase an aggregate of 147,059 shares of Common Stock, which are indirectly beneficially owned by Mr. Holtzman. Excludes options to purchase an aggregate of 160,000 shares of Common Stock, 53,333 of which become exercisable on April 24, 2007, 53,333 of which become exercisable on April 24, 2008 and 53,334 of which become exercisable on April 24, 2009.

SCHEDULE 13D
CUSIP No. 25057L102

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Evelyn Holtzman
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                            (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  NA
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF     0
SHARES        ____________________________________________________________
BENEFICIALLY                 8) SHARED VOTING POWER
OWNED BY     0
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON     0
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 — See Item 5
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
_____________________________________________________________________________

SCHEDULE 13D
CUSIP No. 25057L102

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.H. Holdings, Inc.     23-2512788
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ☐
                                            (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  NA
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF     0
SHARES        ____________________________________________________________
BENEFICIALLY             8) SHARED VOTING POWER
OWNED BY     0
EACH   ____________________________________________________________
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON     0
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 — See Item 5
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 25057L102

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Incorporated     24-0858676
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☐
                            (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  NA
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
___________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF     0
SHARES        ____________________________________________________________
BENEFICIALLY             8) SHARED VOTING POWER
OWNED BY     0
EACH   ____________________________________________________________
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON     0
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 — See Item 5
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

This Amendment No. 54 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”). The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts 02021.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

On May 23, 2006, Mr. Holtzman acquired direct beneficial ownership of immediately exercisable warrants to purchase 80,000 shares of Common Stock previously reported as indirectly beneficially owned by Mr. Holtzman through JMI, an entity of which he is controlling shareholder; such shares were previously reported as directly beneficially owned by JMI. Mr. Holtzman delivered a promissory note to JMI for $487,400 (or an average of approximately $6.09 per warrant), representing personal funds.

On January 27, 2006, options to purchase 160,000 shares of Common Stock owned by Mr. Holtzman became immediately exercisable. These options were previously reported to vest in three equal installments on the successive anniversaries of the May 9, 2005 grant date. The shares underlying these options were previously disclosed in Amendment No. 53 as being beneficially owned by Mr. Holtzman.

On May 22, 2006, the Company advised JMI that it was increasing JMI’s annual compensation under JMI’s consulting agreement with the Company to $527,000 from $412,000, effective May 1, 2006. The Company also paid a bonus of $345,000 to Mr. Holtzman based on the Company’s 2005 performance.

The Company also granted to Mr. Holtzman options to purchase 160,000 shares of Common Stock, 53,333 of which become exercisable on April 24, 2007, 53,333 of which become exercisable on April 24, 2008 and 53,334 of which become exercisable on April 24, 2009.

Item 5(a)-(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented as follows:

As of May 25, 2006, the Reporting Entities included in this filing beneficially own an aggregate of 5,873,038 shares of Common Stock, representing approximately 16.76% of the outstanding shares of Common Stock based upon the 35,038,632 shares of Common Stock outstanding as of March 29, 2006 as reported by the Company in its Form 10-K filed on March 31, 2006.

As of May 25, 2006, Seymour Holtzman may be deemed to beneficially own 5,873,038 shares of Common Stock, representing an aggregate of approximately 16.76% of the outstanding shares of Common Stock. Such amount includes options to purchase an aggregate of 1,690,000 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of

Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman. The 5,873,038 shares of Common Stock also includes currently exercisable warrants to purchase an aggregate of 147,059 shares of Common Stock, which are indirectly beneficially owned by Mr. Holtzman through JMI, an entity of which Mr. Holtzman is controlling shareholder. Mr. Holtzman’s relationship with JMI is further described in Item 2 of the Schedule 13D.

As of May 25, 2006, JMI beneficially owned an aggregate of 147,059 shares of Common Stock, representing approximately 0.42% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

All transactions effected during the 60 days preceding the date of this filing are disclosed herein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2006

JEWELCOR MANAGEMENT, INC.

By:/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

JEWELCOR INCORPORATED

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

S.H. HOLDINGS, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman